February 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Eric McPhee and Robert Telewicz

Re:	Consilium Acquisition Corp I, Ltd.

Form 10-K for the year ended December 31, 2021

Filed March 31, 2022

Response dated January 20, 2023

File No. 001-41219

Dear Mr. McPhee and Mr. Telewicz:

On behalf of our client, Consilium Acquisition Corp I, Ltd., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated February 1, 2023 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K, filed on March 31, 2022 (the “10-K”).

Form 10-K for the year ended December 31, 2021

General

1.

We note your response to our prior comment. In your response you indicate that your Sponsor is ultimately controlled by U.S. persons. Please clarify for us whether the majority of the equity interests of your Sponsor are owned by U.S. nationals.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the majority of the equity interests of the Company’s Sponsor are owned by Consilium Investment Capital Inc (“CIC”), a Florida corporation, and Consilium Extended Opportunities Fund, LP (“EOF”), a Delaware limited partnership. All of the equity interests of CIC are owned by Charles Cassel and Jonathan Binder, each of whom is a U.S. national. EOF is controlled by its general partner, Consilium GP LLC (“EOF GP”), a Florida limited liability company, which is wholly owned and controlled by Consilium Investment Management LLC, a Florida limited liability company, which is wholly owned by CIC. All of the equity interests of EOF are owned either by EOF GP or by institutional investors who are U.S. nationals.

Please do not hesitate to contact Michelle Gasaway at (213) 621-5122 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Charles Cassel, Consilium Acquisition Corp I, Ltd.